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SECURITIES AND EXCHANGE COMMISSION
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APR 6 2010
DIVISION OF MARKET REGULATION

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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8-67513

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2009 AND ENDING 12-31-2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Galen Corporation Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8300 Greensboro Drive, Suite 225
(No. and Street)

Mc Lean | Virginia | 22102
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth George 603 773 9940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaRue, Corrigan, Mc Cormick & Teasdale, LLP
(Name – *if individual, state last, first, middle name*)

5959 Topanga Canyon Blvd., Suite 180 Woodland Hills, CA. 91367
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard E. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Galen Corporation Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GALEN CORPORATION SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009
with Independent Auditors' Report

TABLE OF CONTENTS

LaRue
Corrigan
McCormick &
Teasdale LLP
CERTIFIED PUBLIC ACCOUNTANTS

5959 Topanga Canyon Blvd., Suite 180
Woodland Hills, CA 91367
Phone (818) 587-9300 Fax (818) 347-0904
www.lcmtcpa.com

Robert LaRue (818) 587-9302
Mike McCormick (818) 587-9303
Ken Teasdale (818) 587-9305

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Galen Corporation Securities, Inc.

We have audited the accompanying statement of financial condition of Galen Corporation Securities, Inc. (the Company) as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Galen Corporation Securities, Inc. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

LaRue, Corrigan, McCormick + Teasdale LLP

March 13, 2010

Galen Corporation Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2009

Assets		
Current assets:		
Cash (Note 2)	$	6,521
Prepaid expenses		1,010
Total assets	$	7,531
Liabilities and shareholder's equity		
Current liabilities:		
Accounts payable	$	500
Total liabilities		500
Commitments (Note 3)		
Shareholder's equity:		
Common stock, par value $.001 per share, authorized 100,000,000 shares, 100 issued and outstanding		-
Additional paid in capital		87,139
Accumulated deficit		(80,108)
Total Shareholder's equity		7,031
Total liabilities and shareholder's equity	$	7,531

See independent auditors' report and accompanying notes

Galen Corporation Securities, Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009

Note 1 – Organization

Galen Corporation Securities, Inc. (the Company) was formed as a Nevada corporation on November 7, 2006 for the purpose of providing various financial advisory services.

Galen Capital Corporation (the Parent) is the sole owner of the Company.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting - The Company presents its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Balances - The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash balances. The Company did not have cash on deposit exceeding the insured limit at December 31, 2009.

Fair Value of Financial Instruments - The Company's balance sheets include the following financial instruments: cash and accounts payable. The Company considers the carrying amounts of cash and accounts payable to approximate fair value because of the short maturity of these instruments.

In September 2006, the FASB issued ASC 820-10, "*Fair Value Measurements and Disclosure*". ASC 820-10 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value. ASC 820-10 was effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

In December 2007, the FASB issued ASC 820-10-15, which delayed the effective date of ASC 820-10 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820-10-15 partially deferred the effective date of ASC 820-10 to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for items within the scope of ASC 80-10-15.

Note 2 – Summary of Significant Accounting Policies (Continued)

Effective January 1, 2008, the Company adopted ASC 820-10 for financial assets and liabilities recognized at fair value on a recurring basis. The partial adoption of ASC 820 for financial assets and liabilities did not have a material impact on the Company's financial position, results of operations or cash flows. Effective January 1, 2009, the Company adopted ASC 820-10 for non-financial assets and non-financial liabilities. The adoption of ASC 820-10 for non-financial assets and non-financial liabilities did not have a material effect on the Company's financial position or result of operations.

FASB ASC 820-10 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Effective October 1, 2008, entities are permitted to choose to measure many financial instruments and certain other items at fair value. Management chose not to measure any financial instruments and certain other items at fair value that are not already required to be reported at fair value.

At December 31, 2009, the Company did not have assets or liabilities requiring hierarchy disclosure under ASC 820-10.

Galen Corporation Securities, Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009

Note 2 – Summary of Significant Accounting Policies (Continued)

Income Taxes - The Company accounts for income taxes under ASC 740, *Accounting for Income Taxes*. Accordingly, the Company uses the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on temporary differences between financial reporting and income tax basis of assets and liabilities at the balance sheet date multiplied by the applicable tax rates. The Company had no provision for income taxes or deferred taxes for the year ended December 31, 2009.

In June 2006, the FASB issued Section 740-10-25 which provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with ASC 740, "*Accounting for Income Taxes*". ASC 740-10-25 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. In February 2008, a FASB Staff Position was issued deferring the effective date for certain nonpublic companies to fiscal years beginning after December 15, 2008. The Company adopted ASC 740-10-25 effective January 1, 2009. The adoption of ASC 740-10-25 did not have a material impact on the Company's financial statements.

Note 3 – Related Party Transactions

During 2007, the Company entered into an expense sharing agreement with the Parent and Galen Capital Group LLC (the Sister Company), which was cancelled in January 2009. In March 2009, the Company entered into an expense sharing agreement with the Parent and its subsidiaries. The agreement included any expenses paid on behalf of the Company by the Parent or any of its subsidiaries. Expenses to be shared include, but are not limited to, rent, telephone, office equipment and furniture. Amounts payable to the Parent or its subsidiaries may be converted to additional paid in capital at the Parent's discretion. During the year ended December 31, 2009, the Parent converted $8,115 of expenses paid on behalf of the Company into capital.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum of $5,000.

Note 4 – Net Capital Requirements (Continued)

The following summarizes the Company's net capital surplus at December 31, 2009:

Net capital	$	6,021
Required net capital		5,000
Net capital surplus	$	1,021
Net capital ratio		0.07 to 1

Note 5 – Subsequent Events

The Company has evaluated subsequent events through March 13, 2010, the date on which the financial statements were available to be issued and determined that no matters required disclosure.